AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut Street, Suite 1350
Philadelphia, PA 19106

February 17, 2022

Mr. Michael Davis
Unites States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     AgroFresh Solutions, Inc. (the “Company”)
            Form S-3 (the “Registration Statement”)
            File Number 333-262677

Dear Mr. Davis:
The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Tuesday, February 22, 2022, or as soon thereafter as practicable.

Very truly yours,

    AGROFRESH SOLUTIONS, INC.

By: /s/ Graham Miao
    Name: Graham Miao
    Title: Chief Financial Officer